April 23, 2019

CORRESPONDENCE FILING VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing and Construction

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Tracie Mariner

Terence O’Brien

Geoff Kruczek

Amanda Ravitz

Re:	One Madison Corporation

Amendment No. 1 to Registration Statement on Form S-4

Filed April 8, 2019

File No. 333-230030

Ladies and Gentlemen:

One Madison Corporation, a Cayman Islands exempted company (“One Madison,” the “Company,” “we,” “our” or “us”), is in receipt of the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Commission’s letter dated April 17, 2019 (the “Comment Letter”) with respect to our Amendment No. 1, filed April 8, 2019 (“Amendment No. 1”), to the Registration Statement on Form S-4, filed March 1, 2019 (the “Registration Statement”), which has been filed in connection with One Madison’s proposed acquisition (the “Transaction”) of Rack Holdings Inc. (“Ranpak”).

The Company has filed today Amendment No. 2 (“Amendment No. 2”) to the Registration Statement concurrently with this response letter via EDGAR correspondence. We are also providing supplementally to the Staff an electronic copy of Amendment No. 2, marked to show changes made to the Registration Statement since the filing of Amendment No. 1 on April 8, 2019.

For the convenience of the Staff, the Company has repeated each of the Staff’s comments before the corresponding response. Unless otherwise indicated, all page references in the responses set forth below are to the pages of Amendment No. 2 as filed on EDGAR. Terms used, but not otherwise defined in this response letter, have the meanings assigned to them in Amendment No. 2.

Securities and Exchange Commission

April 23, 2019

Prior to the domestication, page 72

1.	We note your response to prior comment 2. However, it appears Exhibit 23.4 does not relate to Maples & Calder. If, instead, you mean that Maple & Calder’s consent is Exhibit 23.5, it is unclear why such consent refers to their name under the heading “Legal Matters,” given that their name does not appear under that heading. Please file a revised consent that addresses the reference on page 73.

Response: We acknowledge the Staff’s comment and respectfully advise the Staff that we have filed a revised consent of counsel as Exhibit 23.5 to Amendment No. 2.

Background of the Business Combination, page 106

2.	Please expand your revisions in response to prior comment 5 to clarify the reasons underlying the “more conservative view towards Ranpak’s topline growth.”

Response: We acknowledge the Staff’s comment and respectfully advise the Staff that we have revised the applicable disclosure on page 111 of Amendment No. 2 to clarify the reasons underlying the “more conservative view towards Ranpak’s topline growth.”

Exhibits

3.	We note your response to prior comment 8. It appears from the third paragraph on page 2 of Exhibit 8.1 that counsel is merely opining that the disclosure referenced is accurate. Please note that the tax disclosure in the prospectus and counsel’s opinion both must state clearly that the disclosure in the tax consequences section of the prospectus is the opinion of the named counsel or accountant, and that disclosure must clearly identify and articulate the opinion being rendered. Please refer to Section III.B of Staff Legal Bulletin No. 19.

Response: We acknowledge the Staff’s comment and respectfully advise the Staff that we have revised the applicable disclosure on page 131 of Amendment No. 2 and filed a revised opinion of counsel as Exhibit 8.1 to Amendment No. 2.

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Securities and Exchange Commission

April 23, 2019

If you have any questions regarding these matters, please do not hesitate to contact the undersigned at (212) 763-0935.

Very truly yours,

David Murgio
Secretary

cc:	John B. Meade, Davis Polk & Wardwell LLP
Lee Hochbaum, Davis Polk & Wardwell LLP